Filed by United States Steel LLC and USX Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                      And deemed filed pursuant to Rule 13e-4
                                       Of the Securities Exchange Act of 1934
                                             Subject Company: USX Corporation
                                                Commission File No. 333-71454



                              Notice of Extension


    This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The exchange offers are made solely by the Prospectus dated November 5, 2001 and the related Letters of Transmittal and
     Notices of Guaranteed Delivery and are being made to all holders of Outstanding Securities. The exchange offers are not being made to, nor will tenders be accepted from or on behalf of, holders of Outstanding Securities in any jurisdiction in which the making or accepting of the exchange offers would not be in compliance with the laws of such jurisdiction.

                                 $365,000,000

                            United States Steel LLC
                             to be converted into
                        United States Steel Corporation
                              Offers to Exchange
        10% Senior Quarterly Income Debt Securities due 2031 (SQUIDS(SM))
         for the following Securities (the "Outstanding Securities"):
        6.50% Cumulative Convertible Preferred Stock of USX Corporation
                            (CUSIP No. 902905 819)
     6.75% Convertible Quarterly Income Preferred Securities (QUIPS(SM)) of
                  USX Capital Trust I (CUSIP No. 90339 E201)
   8.75% Cumulative Monthly Income Preferred Shares (MIPS(R)), Series A, of
                    USX Capital LLC (CUSIP No. P96460 103)

    United States Steel LLC ("US Steel") has extended the expiration of its offers to exchange the Outstanding Securities to midnight, New York City time, on Friday, December 14, 2001. US Steel also reduced the minimum amount of
    SQUIDS that must be issued in the Exchange Offers from $150,000,000 to
                                 $25,000,000.

United States Steel LLC is offering to exchange, subject to the terms and conditions described in the Prospectus dated November 5, 2001 and the related letters of transmittal, as amended by the modifications described above, the following Outstanding Securities:

|X| $50 principal amount of its 10% Senior Quarterly Income Debt Securities due 2031 ("SQUIDS"), for each validly tendered and accepted share of 6.50% Cumulative Convertible Preferred Stock ("6.50% Preferred Stock") of USX Corporation (CUSIP 902905 819);

|X| $50 principal amount of SQUIDS, for each validly tendered and accepted 6.75% Convertible Quarterly Income Preferred Security of USX Capital Trust I (CUSIP 90339 E201), plus a cash payment for accrued but unpaid distributions; and

|X| $25 principal amount of SQUIDS, for each validly tendered and accepted 8.75% Cumulative Monthly Income Preferred Share, Series A, of USX Capital LLC (CUSIP P96460 103), plus a cash payment for accrued but unpaid dividends.

Holders of shares of 6.50% Preferred Stock tendered and accepted in the exchange offers will not be paid accrued dividends on the Exchange Date. Rather, all holders of 6.50% Preferred Stock as of December 3, 2001 will receive payment on December 31, 2001 in the amount of the full quarterly dividend payable on the 6.50% Preferred Stock for the fourth quarter.

Holders of any of the securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain, at the Securities and Exchange Commission's website at http://www.sec.gov/, a free copy of the registration and tender offer statements, prospectus and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission. Such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, PA 15219-4776. Phone (412) 433-4801, (866) 433-4801 (toll free), (412) 433-4818
(fax).

        The Dealer Managers for the             The Information Agent for the          The Exchange Agent for the Exchange Offers
         Exchange Offers are:                      Exchange Offers is:                                  is:
               Goldman, Sachs                          Mellon Investor                            The Bank of New York
                 & Co.                                Services LLC                                   20 Broad Street
              85 Broad Street                     44 Wall Street - 7th Floor                   Corp. Trust Services Window
          New York, New York 10004                 New York, New York 10005                     New York, New York 10286
         Toll Free: (800) 828-3182                Toll Free: (866) 293-6624                     Attn: Reorganization Unit
                                                     Tel: (917) 320-6286                    Fax (Eligible Institutions Only):
                                                                                          (914) 773-5015 or (914) 773-5025
                                                                                            To Confirm by Tel: (914) 773-5735


SQUIDS(SM) and QUIPS(SM) are service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.